EXHIBIT 99.26

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release April 16, 2003 Symbol: ORZ.TSX

FIRST DRILL RESULTS FROM ESSAKAN MAIN ZONE
Intersects 56m at 6.7 gAu/t in main zone and
16m at 4.0 gAu/t in new oreshoot, hole ends in zone

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce results from the first eight holes drilled on the Essakan Main Zone in Burkina Faso, West Africa. Hole ERC364, a vertical Reverse Circulation (RC) hole that completely intersects the main orebody, returned 56m at 6.7 gAu/t. Holes ERC 365, 366 and 367 all intersected 30m to 50m wide mineralization along the eastern limb of the main zone. Hole ERC367 returned 50 metres at 2.2 gAu/t. Gold Fields Limited is funding the drill program as part of its option to earn a 50% interest in the property by spending US$8.0 million. Orezone is the operator of the program.

Of significant interest, hole ERC366 intersected a new zone at the very bottom of the hole that averaged 4.0 gAu/t over 16m. The new zone lies below the main zone and adds new potential to expand sulphide resources at depth. Hole ERC366 will be extended and additional step-out holes will be drilled along the trend. Please see the attached table for the results.

The drill program consists of 6000m of RC drilling in 70 holes, plus 600m of core drilling in 8 holes. Several of the above RC holes have been extended to greater depths with core drilling as indicated in the attached table. The purpose of the program is to test Orezone’s in house geological modelling of the main deposit and to investigate high priority targets surrounding the main deposit that have been identified by a soil sampling program. The first eight holes were drilled to intersect the eastern limb of the Essakan Main Zone, where Orezone’s geologists expected to find continuous mineralization. The results confirm the modelling and indicate continuity of the ore from section to section in these particular areas.

The program was also designed to establish an assaying/sampling technique, which would accurately estimate the grade of the Essakan Deposit that is known to contain coarse gold. All samples were subject to a leaching process rather than a fire assay technique. For each sample, 5kg was pulverized to 75 microns, and then a 2kg portion was bottle-rolled for 24 hours. The results indicate that more than 99% of the gold was recovered. This method has proven to be very accurate as repeat samples reveal only a small variation. Previous published resources are based on a 50g fire assay technique where repeat samples indicate a much larger variation. Most importantly, the high and rapid leach recoveries indicate that the deposit is amenable to a leaching process and lower production costs.

“We are very pleased with these initial results,” says Ron Little, President of Orezone. “There are already indications of expanding our resources at depth and if the preliminary results continue we could expect an increase in the previously published grade and total ounces of the deposit.” The drill program is expected to continue until the end of June in order to test extensions of the main zone and several new significant targets discovered in the regional soil sampling program surrounding the main zone. More results are expected in the next few weeks as drilling continues.

Orezone is a well-funded mining exploration company with a significant land holding of advanced gold projects in Burkina Faso, West Africa. Orezone has a strategic alliance with Gold Fields Limited.

For further information please contact:
Ron Little, President
Orezone Resources Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
info@orezone.com      www.orezone.com

April 16, 2003	ESSAKAN DRILL RESULTS All holes with significant intersections over 1.0 gAu/t

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Hole      East    North    Azimuth     Dip      Depth   From   To   Interval Uncut grade  Cut Grade   Comments
          UTM     UTM      (degree)  (degree)     m       m     m      m       gAu/t       gAu/t
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RC364    184628  1592133      62      -90        109     53   109     56        6.7         4.0      All RC
                                                         68    77      9       27.7        11.2
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RC365    184670  1592042      62      -90        102     34    74     40        1.9         1.9      RC from 0 to 74m
                                                         46    50      4        5.7        5.7       Core from 74 to 102m
                                                         84    94     10        1.0        1.0
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RC366    184805  1591859      62      -90        127     37    67     30        1.3        1.3      RC from 0 to 67m
                                                         70    76      6        2.0        2.0      Core from 67 to 127m
                                                         84    97     13        2.5        2.5
                                                        101   107      6        2.0        2.0
                                                        111   127     16        4.0        4.0      hole ends in zone
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RC367    184815  1591810      62      -90        110     20    70     50        2.2        2.2      RC from 0 to 71m
                                                         56    70     14        3.9        3.9      Core from 71 to 110
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RC368    184865  1591781      62      -90        127     27    34      7        1.7        1.7      RC from 0 to 65m
                                                         49    52      3        1.5        1.5
                                                         68    78     10        1.7        1.7      Core from 65 to 127m
                                                        102   107      5        2.5        2.5
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RC369    184861  1591721      62      -90        105     23    66     43        1.7        1.7      RC from 0 to 78m
                                                         75    78      3        2.9        2.9      Core from 78 to 105m
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EDD10    184723  1591929      62      -90        138     42    61     19        1.9        1.9      All Core
                                                         46    53      7        3.5        3.5
                                                        129   133      4       12.4       12.1
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EDD11    184815  1591920      62      -90        150    104   108      4        4.4        4.4      All Core
                                                        118   133     15        1.4        1.4
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Note: Samples were collected every 1m down the hole and analyzed at the Transworld laboratory in Tarkwa, Ghana, an internationally recognized laboratory. The extracted gold pregnant solutions are subject to atomic absorption determination and tails from samples returning values =1.0 gAu/t are subject to fire assay. A minimum of 10% of the samples is for QA/QC, which include duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.